August 19, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: ZenaTech, Inc. – Form F-1 – SEC Comment Letter Dated August 8, 2024

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “Eighth Comment Letter”) to the Company dated August 8, 2024 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (Amendment No. 7) (the “Registration Statement”) filed by the Company with the SEC on July 25, 2024 in connection with a proposed listing of its common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the Eight Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the Eight Comment Letter.

In addition, the Company has amended the Registration Statement to included its unaudited consolidated financial statements for the Six Months ended June 30, 2024 and related disclosure, as well as to make some minor corrections.

Amendment No. 7 to Registration Statement on Form F-1

Notes

12. Stock Compensation, page 155

1.You present stock-based compensation expense of $32,000 and $266,400 as of March 31, 2024 and December 31, 2022, respectively, which appears to be based on the following number of shares and share prices:

•20,000 common shares at $0.80 per share issued to Yvonne Rattray and Neville Brown each on February 7, 2024

•1,110,000 common shares at $0.24 per share to your officers and board of directors during January 2022

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Additionally, you disclose that “Based on information available to us, the low and high sales price per share of common stock for such private transactions during the period from January 1, 2022 through July 25, 2024 was $1.71 and $10.28, respectively, on a post-reverse split basis”. Please tell us why the prices you have used to calculate the stock- based compensation differ from the low and high sales prices from January 1, 2022 through July 25, 2024.

Response: We are informed that the Company inadvertently missed giving retroactive effect to the reverse stock split in certain parts of the Registration Statement. We are informed that the Company has amended the Registration Statement to ensure retroactive treatment for the stock split throughout the document and the above errors have been corrected.

21. Unaudited Subsequent Events, page 165

2.You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and you provide unaudited subsequent events beginning on pages 165 and 202. However, the historical financial statements and related financial information presented in the filing should give retroactive effect to this reverse stock split for all periods presented. Refer to paragraph 64 in IAS 33. The retroactive effect should not be presented as unaudited subsequent events in the notes to the financial statements. Additionally, the footnotes in the historical financial statements should be updated, and the unaudited subsequent events updating footnotes (beginning on pages 165 and 202) should be removed. Also, you should disclose the retroactive treatment, explain the change made, and state the date that the change became effective in a footnote. In addition, your auditor should revise their reports to reference the stock split and dual-date its opinion in accordance with PCAOB AU 530.05.

Response:  We are informed that the Registration Statement has been amended to address the above comment.

3.You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and you had 17,080,221 shares of common stock on a post reverse stock split basis as of March 31, 2024, including 63,722 shares issuable upon exercise of outstanding warrants. However, on pages 2, 114, and 119, you disclose this prospectus relates to the registration of the resale of 17,372,050 shares of your common stock on a post-reverse split basis, including 355,551 shares issuable upon exercise of outstanding warrants. Please revise or advise.

Response: We are informed that the Registration Statement has been amended to clarify that the Company has 17,016,499 shares of common stock outstanding on a post-reverse split basis and 355,551 shares issuable upon exercise of outstanding warrants.

Consolidated Statements of Changes in Shareholder's Equity (Deficiency), page 167

4.You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in the “Share issuance for services to Maxim Group” of 41,667. However, this does not recalculate based on your previously reported “Share issuance for services to Maxim Group” of 1,000,000,000 on page 135. Additionally, your column

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labeled “Common Shares Number” does not foot, and your “Update to footnote 3” for “Other Current Assets” on page 167 discloses 166,667 shares of the Company’s common stock was issued to the Maxim Group. Please revise or advise.

Response:  We are informed that the Registration Statement has been amended to clarify that Maxim Group was issued 166,667 shares.

Update to footnote 10. Loans Payable

Convertible Debt, page 168

5.You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in the total number of shares that you can convert for your debt to be 911,805. However, this does not recalculate based on your previously reported table on page 154. Please revise or advise.

Response:  We are informed that the Company has amended the Registration Statement to indicate that the total number of shares that can be converted for debt is 809,689.

Update to Note 11. Share Capital

Issued and Outstanding, page 168

6.Please tell us why the following, which is disclosed as issued and outstanding on page 154, is not disclosed as issued and outstanding on page 168:

•“The Company issued 1,000,000 common shares of the Company to Maxim Partners, LLC on February 7, 2024 for advisory services in connection with its Nasdaq listing at a price of $0.80 per share.”

•“The Company issued 20,000 common shares of the Company to Yvonne Rattray on February 7, 2024 for services as director of the Company at a price of $0.80 per share (notes 12 and 15).”

•“The Company issued 20,000 common shares of the Company to Neville Brown on February 7, 2024 for services as director of the Company at a price of $0.80 per share (notes 12 and 15).”

Response:  We are informed that the Company has now addressed the above comment to correct the disclosure which was an inadvertent error.

7.You disclose a share price of $1.44 for shares issued and outstanding on January 1, 2022, here and on page 205, as well as other parts of the filing. However, on page 2, you disclose that based on information available to you, the low and high sales price per share of common stock for such private transactions during the period from January 1, 2022 through July 25, 2024 was $1.71 and $10.28, respectively, on a post-reverse split basis. Please revise or advise.

Response:  We are informed that the Registration Statement has been amended to state the low sales price was $1.44.

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Warrants Outstanding, page 169

8.You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in every $8.77 USD or $12 of debenture coming with a warrant to purchase one share of your common stock at a share price of $8.77 USD or $12, up to 41,667 shares at par value of $0.30. However, this does not recalculate based on your previously reported table on page 155. This comment also applies to the disclosure for Warrants Outstanding on pages 205 and 194. Please revise or advise.

Response:  We are informed that the Registration Statement has been amended to clarify the information relating to warrants to address the above comment.

Debt Financing

Propal Investments LLC Loan, page 171

9.You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in every $8.77 USD or $12 of debenture coming with a warrant to purchase one share of your common stock at a share price of $8.77 USD or $12, up to 41,667 shares at par value of $0.30. In addition, this note can convert to 107,491 shares of common stock as of March 31, 2024. However, this does not recalculate based on your previously reported information on page 162. This comment also applies to the disclosure for Debt Financing on pages 207 and 200. Please revise or advise.

Response:  We are informed that the Registration Statement has been amended to clarify the information relating to warrants to address the above comment.

Consolidated Statements of Changes in Shareholder's Equity (Deficiency), page 204

10.You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and now you have 16,843,182 shares of common stock on a post reverse stock split basis as of December 31, 2023, including 63,722 shares issuable upon exercise of outstanding warrants. This resulted in the “Shares issued Drone patent Shares issued for services” of 500,000, which does not recalculate based on your previously reported “Shares issued Drone patent” of 6,000,000,000 on page 177. Additionally, your column labeled “Common Shares Number” does not foot, and your “Update to Note 11. Share Capital” beginning on page 204 discloses that on January 1, 2022, you issued 500,000 common shares of the Company to Shaun Passley, PhD and Epazz, Inc. each for Drone patent at a price of $1.44 per share. Please revise or advise.

Response: We are informed that the Registration Statement has been amended to correct the above noted errors which were inadvertently made by the Company.

Update to Note 10. Notes Payable

Convertible Debt, page 204

11.You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in the total number of shares that you can convert for your debt to be 806,079. However, this does not recalculate based on your previously reported table on page 193. Please revise or advise.

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Response:  We are informed that the Registration Statement has been amended to correct the above noted error which was inadvertently made by the Company.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.

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